

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 23, 2018

<u>Via E-mail</u>
Mr. Michael Taff
Chief Financial Officer
Chicago Bridge & Iron Company N.V.
Prinses Beatrixlaan 35
2595 AK The Hague
The Netherlands

> **Re:** **Chicago Bridge & Iron Company N.V.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **Response Dated January 9, 2018**
> **File No. 1-12815**

Dear Mr. Taff:

We have reviewed your January 9, 2018 response to our comment letter and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25</u>
<u>Critical Accounting Estimates, page 43</u>
<u>Income Taxes, page 45</u>

1. Considering the significant amount of US-based deferred tax assets, the $1.2 billion of US cumulative losses for the three years ended December 31, 2016 on a US GAAP basis, and continued US losses for the nine months ended September 30, 2017, please provide investors with a comprehensive discussion and analysis of the available sources of future income that meet the more-likely-than-not threshold along with the positive and negative factors affecting the corresponding amounts included in the evaluation. Discuss the degree to which these sources are objectively verifiable such that you were able to overcome the $1.2 billion of US

cumulative losses for the three years ended December 31, 2016 on a US GAAP basis. Further, ASC 740-10-30-21 notes that forming a conclusion that a valuation allowance is not needed is difficult when there is significant negative evidence such as cumulative losses in recent years. As such, it should be very clear from your disclosure why you believe your estimate of future taxable income is sufficiently objectively verifiable to overcome the significant negative evidence of your cumulative losses in recent years. When disclosing information about your US historical results, please ensure that you also communicate the extent to which these results were impacted by entities that will no longer or are expected to no longer have an impact on your future income. Please disclose the amount of gross US-based deferred tax assets along with the amount of valuation allowances recognized as of the most recent balance sheet date.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844, or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and
Construction